EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Energy Resources, LLC
(amounts in thousands except ratios)

	Six Months
	Ended
	June 30, 2009
Earnings:
Net income	$37,849
Fixed charges	32,100
Equity income of unconsolidated subsidiary	(174)
Interest capitalized	(3,724)
Amortization of previously capitalized interest	572
Total	$66,623

Fixed Charges:
Interest cost and debt expense	$28,108
Interest allocable to rental expense(1)	268
Interest capitalized	3,724
Total	$32,100

Ratio of Earnings to Fixed Charges	2.08	x

(1)  Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.